UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Gulfport Energy Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

402635304

(CUSIP Number)

December 31, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 402635304

1	Name of Reporting Person Vitruvian Exploration II Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	5	Sole Voting Power 13,704,357 (1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 13,704,357 (1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 13,704,357 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 7.9% (2)
12	Type of Reporting Person OO (Limited Liability Company)

(1)

Represents the 13,704,357 shares of common stock (the “Vitruvian Shares”), par value $0.01 per share (“Common Stock”) of Gulfport Energy Corporation, a Delaware corporation (the “Issuer”), held of record by Vitruvian II Woodford, LLC , a Delaware limited liability company (“Vitruvian”). Vitruvian is managed by its board of managers (the “Vitruvian Board”). Vitruvian Exploration II Holdings, LLC (“VEX Holdings”) holds a majority of the capital interests of Vitruvian and has the right to appoint four of the six managers of the Vitruvian Board (such managers, the “VEX Holdings Managers”). Certain actions of Vitruvian, including certain dispositions, require the approval of the VEX Holdings Managers. Therefore, VEX Holdings may be deemed to share voting and dispositive power over the Vitruvian Shares and may also be deemed to be the beneficial owner of such securities.

(2)

Based on 173,302,055 shares of Common Stock issued and outstanding as of October 29, 2018, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, filed with the Securities and Exchange Commission (the “SEC”) on November 1, 2018 (the “Third Quarter Form 10-Q”).

CUSIP NO. 402635304

1	Name of Reporting Person Vitruvian Exploration II, LLC
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	5	Sole Voting Power 13,704,357 (1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 13,704,357 (1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 13,704,357 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 7.9% (2)
12	Type of Reporting Person OO (Limited Liability Company)

(1)

Represents the Vitruvian Shares. Vitruvian Exploration II, LLC (“VEX”) has the right to appoint a majority of the board of managers of VEX Holdings, which holds a majority of the capital interests of Vitruvian and has the right to appoint the VEX Holdings Managers. Certain actions of Vitruvian, including certain dispositions, require the approval of the VEX Holdings Managers. Therefore, VEX may be deemed to share voting and dispositive power over the Vitruvian Shares and may also be deemed to be the beneficial owner of such securities.

(2)	Based on 173,302,055 shares of Common Stock issued and outstanding as of October 29, 2018, as set forth in the Third Quarter Form 10-Q.

CUSIP NO. 402635304

1	Name of Reporting Person Q-VEX II, LP
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	5	Sole Voting Power 13,704,357 (1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 13,704,357 (1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 13,704,357 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 7.9% (2)
12	Type of Reporting Person OO (Limited Liability Company)

(1)

Represents the Vitruvian Shares. Q-VEX II, LP (“Q-VEX”) has the right to appoint a majority of the board of managers of VEX, which has the right to appoint a majority of the board of managers of VEX Holdings, which holds a majority of the capital interests of Vitruvian and has the right to appoint the VEX Holdings Managers. Certain actions of Vitruvian, including certain dispositions, require the approval of the VEX Holdings Managers. Therefore, Q-VEX may be deemed to share voting and dispositive power over the Vitruvian Shares and may also be deemed to be the beneficial owner of such securities.

(2)	Based on 173,302,055 shares of Common Stock issued and outstanding as of October 29, 2018, as set forth in the Third Quarter Form 10-Q.

CUSIP NO. 402635304

1	Name of Reporting Person QEM V, LLC
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	5	Sole Voting Power 13,704,357 (1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 13,704,357 (1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 13,704,357 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 7.9% (2)
12	Type of Reporting Person OO (Limited Liability Company)

(1)

Represents the Vitruvian Shares. QEM V, LLC (“QEM”) is the sole general partner of Q-VEX, which has the right to appoint a majority of the board of managers of VEX, which has the right to appoint a majority of the board of managers of VEX Holdings, which holds a majority of the capital interests of Vitruvian and has the right to appoint the VEX Holdings Managers. Certain actions of Vitruvian, including certain dispositions, require the approval of the VEX Holdings Managers. Therefore, QEM may be deemed to share voting and dispositive power over the Vitruvian Shares and may also be deemed to be the beneficial owner of such securities.

(2)	Based on 173,302,055 shares of Common Stock issued and outstanding as of October 29, 2018, as set forth in the Third Quarter Form 10-Q.

CUSIP NO. 402635304

1	Name of Reporting Person S. Wil VanLoh, Jr.
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	5	Sole Voting Power 13,704,357 (1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 13,704,357 (1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 13,704,357 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 7.9% (2)
12	Type of Reporting Person IN (Limited Liability Company)

(1)

Represents the Vitruvian Shares. Any decision taken by QEM to vote, or to direct to vote, and to dispose, or to direct the disposition of, the Vitruvian Shares has to be approved by a majority of the members of the investment committee of QEM, which majority must include S. Wil VanLoh, Jr. QEM is the sole general partner of Q-VEX, which has the right to appoint a majority of the board of managers of VEX, which has the right to appoint a majority of the board of managers of VEX Holdings, which holds a majority of the capital interests of Vitruvian and has the right to appoint the VEX Holdings Managers. Certain actions of Vitruvian, including certain dispositions, require the approval of the VEX Holdings Managers. Therefore, Mr. VanLoh may be deemed to share voting and dispositive power over the Vitruvian Shares and may also be deemed to be the beneficial owner of such securities. Mr. VanLoh disclaims beneficial ownership of such securities in excess of his pecuniary interest in the securities.

(2)	Based on 173,302,055 shares of Common Stock issued and outstanding as of October 29, 2018, as set forth in the Third Quarter Form 10-Q.

Item 1(a).	Name of issuer:

Gulfport Energy Corporation

Item 1(b).	Address of issuer’s principal executive offices:

3001 Quail Springs Parkway

Oklahoma City, Oklahoma 73134

Item 2(a).	Names of persons filing:

(i)	Vitruvian Exploration II Holdings, LLC

(ii)	Vitruvian Exploration II, LLC

(iii)	Q-VEX II, LP

(iv)	QEM V, LLC

(v)	S. Wil VanLoh, Jr.

Item 2(b).	Address or principal business office or, if none, residence:

1401 McKinney Street, Suite 2700

Houston, Texas 77010

Item 2(c).	Citizenship:

(i)	Vitruvian Exploration II Holdings, LLC is organized under the laws of the State of Delaware.

(ii)	Vitruvian Exploration II, LLC is organized under the laws of the State of Delaware.

(iii)	Q-VEX II, LP is organized under the laws of the State of Delaware.

(iv)	QEM V, LLC is organized under the laws of the State of Delaware.

(v)	S. Wil VanLoh, Jr. is a citizen of the United States.

Item 2(d).	Title of class of securities:

Common stock, par value $0.01 per share, of the Issuer.

Item 2(e).	CUSIP number:

402635304

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership:

The information regarding ownership set forth in Items 5-9 and 11 of each cover page is hereby incorporated herein by reference.

Item 5.	Ownership of five percent or less of a class:

Not applicable.

Item 6.	Ownership of more than five percent on behalf of another person:

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person:

Not applicable.

Item 8.	Identification and classification of members of the group:

Not applicable.

Item 9.	Notice of dissolution of group:

Not applicable.

Item 10.	Certifications:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2019

VITRUVIAN EXPLORATION II HOLDINGS, LLC

By:	/s/ Brian L. Rickmers
Name:	Brian L. Rickmers
Title:	Chief Financial Officer

VITRUVIAN EXPLORATION II, LLC

By:	/s/ Brian L. Rickmers
Name:	Brian L. Rickmers
Title:	Chief Financial Officer

Q-VEX II, LP

By:	/s/ James V. Baird
Name:	James V. Baird
Title:	Authorized Person

S. WIL VANLOH, JR.

By:	/s/ S. Wil VanLoh, Jr.
Name:	S. Wil VanLoh, Jr.

EXHIBIT INDEX

Exhibit No.	Description

1.1	Joint Filing Agreement dated February 27, 2017 (incorporated by reference to Exhibit 1.1 to S. Wil VanLoh, Jr.’s Schedule 13G filed on February 27, 2017)